Eric M. Hellige

Partner

Direct Tel: 212-326-0846

Fax: 212-326-0806

ehellige@pryorcashman.com

August 13, 2024

VIA EDGAR

CONFIDENTIAL TREATMENT REQUEST UNDER RULE 83

The entity requesting confidential treatment is:

Sphere 3D Corp.

4 Greenwich Office Park, 1st Floor

Greenwich, CT 06831

Attn: Patricia Trompeter, Chief Executive Officer

Telephone: (203) 524-6524

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].” THE OMITTED PORTIONS ARE BRACKETED IN THIS LETTER FOR EASE OF IDENTIFICATION.

Kate Tillan

Rolf Sundwall

Securities and Exchange Commission

Division of Corporation Finance

Office of Crypto Assets

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sphere 3D Corp.
Form 10-K for the Fiscal Year Ended December 31, 2023
Form 10-Q for the Quarterly Period Ended March 31, 2024
File No. 001-36532

Ladies and Gentlemen:

This letter is being furnished in response to the comment of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) that was contained in the Staff’s letter dated July 10, 2024 (the “Comment Letter”), to Sphere 3D Corp. (the “Company”) with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2023 (the “Form 10-K”) filed with the Commission on March 13, 2024 and the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2024 (the “Form 10-Q”) filed with the Commission on May 13, 2024 (File No. 001-36532).

Set forth below is the Company’s response to the Staff’s comment communicated in the Comment Letter. For ease of reference, the Staff’s comments are reproduced below in italics and are followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Form 10-K. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such term in the Form 10-K.

The Company has asked us to convey the following responses to the Staff:

Form 10-K for the Fiscal Year Ended December 31, 2023

Financial Statement

Consolidated Statements of Operations, page F-4

1.	We note that depreciation is not included within costs of revenue. Consistent with SAB Topic 11.B, in future filings, please change your description of the line items for cost of revenues to indicate that the amounts are exclusive of depreciation shown separately below.

Response:	The Company acknowledges the Staff’s comment and will revise its disclosures in future filings to indicate that the amounts for cost of revenues are exclusive of depreciation.

Securities and Exchange Commission

August 13, 2024

Note 2. Summary of Significant Accounting Policies

Digital Assets, page F-11

2.	We acknowledge your response to prior comment 1. Please respond to the following regarding your valuation of bitcoin for purposes of impairment testing under ASC 350:

●	You told us that you consider Coinbase to be bitcoin’s principal market, but you did not tell us whether Coinbase is your principal market for bitcoin. Per ASC 820-10-35-6A, you should consider the principal (or most advantageous) market from the perspective of the reporting entity.

●	For your impairment analysis for the year ended December 31, 2022, you told us you used the lowest intraday quoted bitcoin price from the bitcoin USD historical data on Yahoo Finance and that this is in accordance with ASC 820-10-35-5A because bitcoin prices derived from Yahoo Finance are widely accessible. We note that Yahoo Finance is not itself a market where bitcoin and other cryptocurrencies are traded. Accordingly, we do not believe that your response provides sufficient analysis to demonstrate how your use of Yahoo Finance to determine the fair value of your bitcoin complies with ASC 820. Please expand your analysis to include, but not necessarily limit it to, identifying your principal market and demonstrating how you comply with ASC 820.

●	If you agree that your principal market is not Yahoo Finance, please provide us with your analysis of the quantitative impact of using Yahoo Finance rather than your principal market to value your cryptocurrencies for impairment purposes for all periods presented in your financial statements.

Response:

The Company would like to confirm that it does consider Coinbase to be its principal market for Bitcoin.

The Company sells its Bitcoin through its BitGo wallet using BitGo PrimeTrading, which is itself not an exchange. Therefore, the Company has no transactional market for Bitcoin and determined that Coinbase is its principal market as the Company believes it provides the most reliable quotes and the greatest volume and level of activity for Bitcoin for which the Company can access at each of the impacted measurement dates. Management has determined that Coinbase was its principal market for the years ended December 31, 2023 and 2022, and for all interim periods within those years. The Company further notes that volume and activity data for Bitcoin is reasonably available from Coinbase, and that ASC 820-10-35-36B states in part “in all cases, if there is a quoted price in an active market (that is a Level 1 input) for the asset or a liability, a reporting entity should use that quoted price without adjustment when measuring fair value, except as specified in paragraph 820-10-35-41-C.”

For the years ended December 31, 2023 and 2022, the Company performed an analysis of impairment loss using the lowest intraday quoted Bitcoin price per Coinbase and compared the amount to the impairment loss reported in its financial statements.

Rule 83 Confidential Treatment Request by Sphere 3D Corp. Request #1

For the year ended December 31, 2022, the Company determined the quantitative impact to be an understatement in impairment loss of approximately $[***], or ([***]%) of net loss for the year, and an overstatement of total current assets and total assets of [***]% and [***]%, respectively.

For the year ended December 31, 2023, the Company determined the quantitative impact to be an understatement in impairment loss of approximately $[***], or ([***]%) of net loss for the year and an overstatement of total current assets and total assets of [***]% and [***]%, respectively.

Sphere 3D Corp. respectfully requests that the information contained in Request #1 be treated as confidential information and that the Staff provide timely notice to Patricia Trompeter, Chief Executive Officer, Sphere 3D Corp., 4 Greenwich Office Park, 1st Floor, Greenwich, CT 06831, telephone (203) 524-6524, before it permits any disclosure of the bracketed information contained in Request #1.

The Company considered the impact of the understatement to not be material to its previously-filed financial statements. Please see the Company’s analysis attached as Annex A.

Securities and Exchange Commission

August 13, 2024

Revenue Recognition, page F-13

3.	We acknowledge your response to prior comment 2. Please respond to the following:

●	Please represent to us that you will revise your revenue recognition policy in future filings to address the following:

o	Disclose, similar to your response, that you have a single performance obligation.

o	Disclose, if true, that the mining pool operators are your customers.

o	Disclose, similar to your response to comment 6 in your July 27, 2023 letter that the services you provide are an output of your ordinary activities

Response:	The Company acknowledges the Staff’s comment and will revise its disclosures in future filings to indicate that it has a single performance obligation, that the mining pool operators are its customers and that the services provided are an output of its ordinary activities.

●	Your response indicates your only performance obligation is to supply computing power because the mining pool operators perform computations based on their own systems. We understand that you run software from the pool operators that constructs block header candidates and performs hash computations on behalf of the pool operators. If you do perform hash calculations for the pool operators, tell us whether a more accurate description of your promise and single performance obligation is a service to perform hash calculations for the pool operator, and if so, represent to us that you will make corresponding revisions to your accounting policy and related disclosures throughout your filing.

Response:	The Company acknowledges the Staff’s comment and will also revise its disclosures in future filings to describe that it has a single performance obligation, which is the service to perform hash calculations for the pool operator.

●	You told us that you believe, under ASC 606-10-25-1, contract inception occurs when you provide computing power to Foundry or Luxor, which is the beginning of the 24 hour period (12:00am UTC time) and the contract duration is 24 hours. However, you have also told us that your contracts can be terminated at any time by either party and the duration of the contract does not extend beyond the goods or services already delivered. Given your statements about termination rights and contract duration not extending beyond the goods or services already delivered (i.e., the last hash calculation) coupled with the discussion in FASB Revenue Recognition Implementation Q&As Question 8 that indicates that customer cancellation rights can be similar to a renewal option, tell us your consideration of whether the contract continuously renews throughout the day and therefore that the duration of the contract is less than 24 hours. To the extent that you agree, represent to us that you will revise your accounting policy disclosure accordingly in future filings.

Response:	The Company considers each mining pool arrangement to be a contract that is continuously renewed throughout the day. As a result, the Company believes the duration of the Company’s contracts is 24 hours or less. The Company will revise its accounting policy disclosure accordingly in future filings.

Securities and Exchange Commission

August 13, 2024

●	Because termination rights are akin to renewal options, tell us whether the customer’s renewal option is a material right and whether the terms, conditions, and compensation amounts of the renewal option are at the then-current market rates. If so, tell us whether you concluded that the customer’s renewal option is not a material right that represents a separate performance obligation. Refer to ASC 606-10-25-18(j) and 606-10-55-42. Also if so, represent to us that you will make corresponding revisions to your accounting policy and related disclosures in future filings that links this conclusion to your determination that you have only one performance obligation.

Response:	As discussed above, the Company believes the duration of the Company’s contracts is 24 hours or less. Upon each renewal, the Company provides the same rate of payment, which is the market rate paid by any miner that enters into a mining contract with the pool operator. As a result, in consideration of ASC 606-10-55-42, the Company believes the contract does not provide the customer with a material right that would give rise to a performance obligation as there are no discounts in relation to the option to renew. The pricing upon renewal of the contract remains the same and therefore a material right does not exist. The Company will revise its accounting policy disclosure accordingly in future filings and will disclose in future filings that the terms, conditions, and compensation of the contracts are at the current market rates, and accordingly the renewal option is not a material right.

●	The disclosure in your September 30, 2023 Form 10-Q stated that you measured your noncash consideration on the date earned rather than the date that control of your service transfers to the pool operator. We note that you have revised your disclosure to state that you measure the fair value of the noncash consideration at contract inception. Please address the following:

o	Provide us with an analysis supporting your prior statement that historically measuring noncash consideration on the date earned is not materially different from the date of contract inception.

Response:	Please see the Company’s analysis attached as Annex B showing that measuring the Company’s noncash consideration on the date earned is not materially different from the date of contract inception for each of the quarters ended in fiscal year 2023 and 2022.

Rule 83 Confidential Treatment Request by Sphere 3D Corp. Request #2

The overall difference was calculated to be $[***], ($[***]) and ($[***]) for the quarters ended March 31, 2023, June 30, 2023 and September 30, 2023, respectively. The differences identified for the quarters in 2023 were corrected in Q4 2023 and noncash consideration received in Q4 2023 were measured at date of contract inception.

The overall difference was calculated to be $[***], ($[***]), $[***]and ($1,000) for the quarters ended March 31, 2022, June 30, 2022, September 30, 2022 and December 31, 2022, respectively. The cumulative difference for the year ended December 31, 2022 was an understatement of $[***], which the Company does not consider material to its previously filed financial statements.

Sphere 3D Corp. respectfully requests that the information contained in Request #2 be treated as confidential information and that the Staff provide timely notice to Patricia Trompeter, Chief Executive Officer, Sphere 3D Corp., 4 Greenwich Office Park, 1st Floor, Greenwich, CT 06831, telephone (203) 524-6524, before it permits any disclosure of the bracketed information contained in Request #2.

Securities and Exchange Commission

August 13, 2024

o	Tell us the time you use for determining the estimated fair value of the bitcoin (e.g., at the beginning or at the end of the date of contract inception, or using a simple average price throughout that date, etc.) and whether your timing is consistently applied for all periods presented. Represent to us that you will make corresponding revisions to your accounting policy and related disclosures in future filings.

Rule 83 Confidential Treatment Request by Sphere 3D Corp. Request #3

Response:	The Company uses the beginning of the date of contract inception for determining the estimated fair value of the bitcoin, which timing has been applied consistently for 2023 as noted above. For 2022, there was an immaterial difference in the pricing, an understatement of $[***], as described above. The Company will revise its accounting policy disclosure accordingly in future filings will disclose in future filings the time used for estimating the fair value of the bitcoin.

Sphere 3D Corp. respectfully requests that the information contained in Request #3 be treated as confidential information and that the Staff provide timely notice to Patricia Trompeter, Chief Executive Officer, Sphere 3D Corp., 4 Greenwich Office Park, 1st Floor, Greenwich, CT 06831, telephone (203) 524-6524, before it permits any disclosure of the bracketed information contained in Request #3.

●	You previously disclosed that you recognized revenue when the mining pool operator successfully places a block and you receive confirmation of the consideration you will receive. We note that you have revised your disclosure to state that you recognize the noncash consideration on the same day that control is transferred, which is the same day as contract inception. Since it appears that you changed the timing of when you recognize revenue, tell us whether applying the corrected policy to historical periods resulted in a material change to the historical financial statements presented.

Rule 83 Confidential Treatment Request by Sphere 3D Corp. Request #4

Response:	As discussed above, the Company uses the beginning of the date of contract inception for determining the estimated fair value of the bitcoin, which timing has been applied consistently for 2023. For 2022, there was an immaterial difference in the pricing, an understatement of $[***], as described above.

Sphere 3D Corp. respectfully requests that the information contained in Request #4 be treated as confidential information and that the Staff provide timely notice to Patricia Trompeter, Chief Executive Officer, Sphere 3D Corp., 4 Greenwich Office Park, 1st Floor, Greenwich, CT 06831, telephone (203) 524-6524, before it permits any disclosure of the bracketed information contained in Request #4.

Form 10-Q for the Quarterly Period Ended March 31, 2024

Financial Statements

Note 2. Summary of Significant Accounting Policies

Digital Assets, page 10

4.	We acknowledge your response to prior comment 4 of our letter dated June 23, 2023. You disclose that digital assets are included in current assets due to your ability to sell bitcoin in a highly liquid marketplace and the sale of bitcoin to fund operating expenses to support operations. As noted in your response, the definition of a current asset in the FASB Master Glossary refers to a reasonable expectation of realization. Please revise your disclosure in future filings to state, if true, that your bitcoin holdings are reasonably expected to be realized in cash or sold or consumed during the normal operation cycle of your business.

Response:	The Company acknowledges the Staff’s comment and will revise its disclosures in future filings to disclose that its Bitcoin holdings are reasonably expected to be realized in cash or sold or consumed during the normal operation cycle of its business.

*       *       *

Securities and Exchange Commission

August 13, 2024

It is the goal of the Company to clear the Staff’s comments with respect to the Form 10-K and the Form 10-Q as soon as possible. If the Staff has any questions with respect to the foregoing, please contact the undersigned at (212) 326-0846.

Very truly yours,

/s/ Eric M. Hellige
Eric M. Hellige

cc:	Patricia Trompeter
Sphere 3D Corp.

Annex A

2022 Impairment Coinbase Summary

Rule 83 Confidential Treatment Request by Sphere 3D Corp. Request #5

	As Recorded		Impairment Loss Using Coinbase Intraday Low		Quantitative Impact $
2022 Impairment Loss	$	[***]	$	[***]	$	[***]

Financial Statement Line Item	As Reported (in thousands)	Quantitative Impact $ (in thousands)		Quantitative Impact %
Net loss	$192,912	$	[***]	[***]	%
Current assets	$10,284	$	[***]	[***]	%
Total assets	$83,016	$	[***]	[***]	%

Sphere 3D Corp. respectfully requests that the information contained in Request #5 be treated as confidential information and that the Staff provide timely notice to Patricia Trompeter, Chief Executive Officer, Sphere 3D Corp., 4 Greenwich Office Park, 1st Floor, Greenwich, CT 06831, telephone (203) 524-6524, before it permits any disclosure of the bracketed information contained in Request #5.

2023 Impairment Coinbase Summary

Rule 83 Confidential Treatment Request by Sphere 3D Corp. Request #6

	As Recorded		Impairment Loss Using Coinbase Intraday Low		Quantitative Impact $
2023 Impairment Loss	$	[***]	$	[***]	$	[***]

Financial Statement Line Item	As Reported (in thousands)	Quantitative Impact $ (in thousands)		Quantitative Impact %
Net loss	$23,330	$	[***]	[***]	%
Current assets	$13,510	$	[***]	[***]	%
Total assets	$45,663	$	[***]	[***]	%

Sphere 3D Corp. respectfully requests that the information contained in Request #6 be treated as confidential information and that the Staff provide timely notice to Patricia Trompeter, Chief Executive Officer, Sphere 3D Corp., 4 Greenwich Office Park, 1st Floor, Greenwich, CT 06831, telephone (203) 524-6524, before it permits any disclosure of the bracketed information contained in Request #6.

Annex A-1

Annex B

2022 Revenue Analysis Using Coinbase Price at Contract Inception

Rule 83 Confidential Treatment Request by Sphere 3D Corp. Request #7

2022
	As Recorded		Coinbase Price at Contract Inception		Quantitative Impact
Quarter 1	$	[***]	$	[***]	$	[***]
Quarter 2	$	[***]	$	[***]	$	[***]
Quarter 3	$	[***]	$	[***]	$	[***]
Quarter 4	$	[***]	$	[***]	$	[***]
	$	[***]	$	[***]	$	[***]

Rounded	As Reported	Coinbase Price at Contract Inception		Quantitative Impact
Quarter 1	$747	$	[***]	$	[***]
Quarter 2	$1,211	$	[***]	$	[***]
Quarter 3	$787	$	[***]	$	[***]
Quarter 4	$698	$	[***]	$	[***]
	$3,443	$	[***]	$	[***]

Sphere 3D Corp. respectfully requests that the information contained in Request #7 be treated as confidential information and that the Staff provide timely notice to Patricia Trompeter, Chief Executive Officer, Sphere 3D Corp., 4 Greenwich Office Park, 1st Floor, Greenwich, CT 06831, telephone (203) 524-6524, before it permits any disclosure of the bracketed information contained in Request #7.

2023 Revenue Analysis Using Coinbase Price at Contract Inception

Rule 83 Confidential Treatment Request by Sphere 3D Corp. Request #8

2023
	As Recorded		Coinbase Price at Contract Inception		Quantitative Impact
Quarter 1	$	[***]	$	[***]	$	[***]
Quarter 2	$	[***]	$	[***]	$	[***]
Quarter 3	$	[***]	$	[***]	$	[***]
Quarter 4	$	[***]	$	[***]	$	[***]
	$	[***]	$	[***]	$	[***]

Rounded	As Reported	Coinbase Price at Contract Inception		Quantitative Impact
Quarter 1	$2,524	$	[***]	$	[***]
Quarter 2	$4,966	$	[***]	$	[***]
Quarter 3	$5,102	$	[***]	$	[***]
Quarter 4	$7,138	$	[***]	$	[***]
	$19,730	$	[***]	$	[***]

Sphere 3D Corp. respectfully requests that the information contained in Request #8 be treated as confidential information and that the Staff provide timely notice to Patricia Trompeter, Chief Executive Officer, Sphere 3D Corp., 4 Greenwich Office Park, 1st Floor, Greenwich, CT 06831, telephone (203) 524-6524, before it permits any disclosure of the bracketed information contained in Request #8.

Annex B-1